Filed by: Suez
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232

Date: January 17, 2007

The following is a press release  issued by Suez on January 17, 2007

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006, and in any update to such Annual Report. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

PRESS RELEASE January 17, 2007

Press Service 16 Rue de la Ville l’Eveque 75008 Paris France

BOARD PRESS RELEASE

SUEZ Board of Directors, Chaired by Gérard Mestrallet, met on January 17, 2007.

The Board reviewed projected results for 2006 which are consistent with the objectives disclosed with the half-year results last September: strong advance in operating and financial performance by all business lines. Return on capital employed (ROCE) is expected to exceed 12% (versus 10.7% in 2005). The Group financial structure improved in 2006. Net debt will decrease to be close to EUR 11 billion with a gearing which should be down to 50% at the end of 2006 (vs 72% at the end of 2005). Furthermore, as indicated in December 2006, net income group share will set a record high of approximately EUR 3.5 billion.

Objectives for 2007 reflect accelerated growth in operating results in all Group business line activities, thanks to its strategic positioning, the very strong commercial dynamism of its personnel, and continued performance improvements that will be pursued in 2007, especially cost-cutting measures. Thanks to those positive trends, the Board of Directors approved intensifying SUEZ's industrial development.

The Board of Directors also unanimously reiterated its position that the merger with Gaz de France remains the best strategic option for SUEZ.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of EUR 41.5 billion in 2005, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management's current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	+33(0)1 4006 6651/6668	Financial analyst contacts:	+33 (0)1 4006 6489
Belgique :	+32 2 370 34 05

This release is also available on the Internet: http://www.suez.com

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